PUBLIC

15048008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing RECEIVED MAR 02 2015 Wash., DC Section

SEC FILE NUMBER
8-53441

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/14** (mm/dd/yy) AND ENDING **12/31/14** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Aquilo Partners, L.P.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Maritime Plaza, 14th Floor
(No. and Street)

San Francisco	**California**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Rumsey **415-677-0309**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek,**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **John Rumsey**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Aquilo Partners, L.P.**, as of **December 31, 2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

____

PUBLJURAT

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 26th day of February, 2015, by John Rumsey proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Signature ______________________

Notary Public

____
Signature

Managing Director
Title

MAHESH PATEL
Commission # 1938410
Notary Public - California
San Francisco County
My Comm. Expires Jun 21, 2015

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aquilo Partners, L.P.

December 31, 2014

Table of Contents

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Partners
Aquilo Partners, L.P.

We have audited the accompanying statement of financial condition of Aquilo Partners, L.P. (the "Partnership") as of December 31, 2014. The Partnership's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Aquilo Partners, L.P. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Ernst Wintter & Associates

Walnut Creek, California

February 26, 2015

Aquilo Partners, L.P.

Statement of Financial Condition

December 31, 2014

Assets	
Cash and cash equivalents	$ 2,606,425
Accounts receivable	918,750
Investments in securities, at fair value	2,552,519
Investment in affiliate	162,456
Other receivables	187,639
Notes and accrued interest receivable	388,089
Prepaids and other assets	34,168
Property and equipment, net of $99,659 accumulated depreciation	17,533
Total Assets	$ 6,867,579

Liabilities and Partners' Equity	
Liabilities	
Accounts payable	$ 108,040
Accrued expenses	964,918
Due to partners	34,097
Total Liabilities	1,107,055
Partners' Equity	5,760,524
Total Liabilities and Partners' Equity	$ 6,867,579

See accompanying notes.

Aquilo Partners, L.P.

Notes to the Financial Statement

December 31, 2014

1. Organization

Aquilo Partners, L.P. (the "Partnership") was formed as a limited partnership on December 12, 2008. Aquilo Partners, Inc. is the general partner of the Partnership. The Partnership is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership is a boutique investment banking firm specializing in mergers and acquisitions, advisory services and private placements for life science companies. The Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The carrying amounts of receivables and payables approximate fair value because of the short maturity of these instruments.

Cash and Cash Equivalents
The Partnership considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents. Included in cash and cash equivalents is a nine month, risk-free certificate of deposit that can be withdrawn at any time without penalty.

Accounts Receivable
Accounts receivable are uncollateralized obligations due to the Partnership. Fees are recognized in accordance with contract terms and payments of fees receivable are allocated to specific contracts.

Management reviews the collectability of accounts receivable on a regular basis. An allowance for uncollectible receivables is established where collectability of all or part of a receivable becomes impaired. Management considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

Property and Equipment
Property and equipment are carried at cost. Assets acquired by capital leases are carried at their present values on their acquisition dates. Maintenance, repairs, and minor renewals are charged against earnings. Additions and major renewals are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is reflected in earnings. Depreciation is calculated using the straight-line method over the following estimated useful lives:

Furniture and fixtures	5 - 7 years
Computer equipment	3 years

2. Significant Accounting Policies (continued)

Revenue Recognition
The Partnership recognizes fee income on the accrual basis of accounting. The majority of the Partnership's revenue is derived from investment banking fees contingent on a completed transaction. These fees are recognized at the closing of such transaction.

Reimbursed Expenses
Contracts allow for the Partnership to obtain reimbursement for all reasonable out of pocket costs and expenses incurred. These expenses are primarily legal, travel, and general administrative expenses. These reimbursements are shown as reimbursement income in the statement of income. Any reimbursements outstanding at the year-end have been accrued and are included in other receivables.

Income Taxes
The Partnership, a limited partnership, is taxed as a partnership under the Internal Revenue Code. In lieu of federal income taxes, the Partnership passes 100% of its taxable income and expenses to its partners. Therefore, no provision or liability for federal or state income taxes is included in the financial statements. The Partnership is responsible for New York City income taxes. The Partnership is no longer subject to examination by taxing authorities for tax years before 2010.

3. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3- which requires the Partnership to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2014, the Partnership's net capital was $1,505142 which exceeded the requirement by $1,431,338.

4. Risk Concentrations

Financial instruments, which potentially subject the Partnership to concentrations of credit risks, principally consist of cash equivalents. The Partnership maintains its cash in bank accounts which may, at times, exceed the federally-insured limits. The Partnership has not experienced any losses in such accounts. At December 31, 2014, the Partnership held deposits that were in excess of applicable federal insurance limits by $2,367,633.

The Partnership concentrates its efforts on a small number of clients each year. These clients will change as projects are completed and new projects commence. At December 31, 2014, 84.4% of accounts receivable was related to two customers.

The Partnership's ability to generate new contracts is dependent upon the overall economic condition of the industries in which potential customers operate.

5. Profit Sharing Plan and Pension Plan

Effective December 31, 2005, the Partnership adopted a 401(k) profit sharing plan covering substantially all employees. Contributions under the plan are made in such amounts as may be determined by the management in conformity with provisions of the Employee Retirement Income Security Act of 1974. In addition, the plan allows for a discretionary salary deferral by employees who may contribute up to the defined statutory limit into the plan.

6. Investment in Affiliate

At December 31, 2014, the Partnership owns a 40.14% interest in Aquilo Capital Management, LLC ("ACM") and accounts for its investment using the equity method. The carrying value of the Partnership's investment at December 31, 2014 was $54,986 which approximates the Partnership's underlying equity in the net assets of ACM.

7. Related Party Transactions

Included in investments as of December 31, 2014 is a $1,960,401 investment in Aquilo Capital, L.P. that is managed by ACM.

The Partnership entered into an expense sharing agreement with ACM in October 2013 to provide ACM office and administrative support in exchange for certain services and for a fee. The agreement was terminated in June 2014.

During 2012 and 2014, the Partnership issued notes receivable to various related parties that are unsecured and have interest rates ranging from 0.19% to 3.00%. The notes will be repaid in installments over time ending in 2017.

8. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Partnership has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

8. Fair Value Measurements (continued)

Determination of Fair Value
Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Partnership bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Partnership's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair value:

Cash and cash equivalents, short-term financial instruments, accounts receivable and accounts payable
The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments in Securities
Fair value of preferred stock, investment in hedge fund, and warrants are based on the fair value of the underlying asset. Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments. In instances where there is little or no market activity for the same or similar instruments, the Partnership estimates fair value using methods, models and assumptions that the managing member believes market participants would use to determine a current transaction price. These valuation techniques involve a high level of the managing member's estimation and judgment which become significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis
The table below presents the amounts of assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Common and preferred stock	$ 7,112	$ -	$ 584,998	$ 592,110
Investment in hedge fund	-	-	1,960,401	1,960,401
Warrants	-	-	8	8
Total assets at fair value	$ 7,112	$ -	$ 2,545,407	$ 2,552,519

Aquilo Partners, L.P.

Notes to the Financial Statements

December 31, 2014

9. Subsequent Events

The Partnership has evaluated subsequent events through February 25, 2014, the date which the financial statements were available to be issued.